Exhibit 99.1

CENTOGENE Biodatabank Grows to Incorporate Disease Insights From Over 850,000 Diverse Patients

Fueling the diagnosis of over 2,500 rare and neurodegenerative diseases, more than 300 peer-reviewed publications, and 48 pharma collaborations

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, May 10, 2024 (GLOBE NEWSWIRE) --

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today revealed significant growth in the CENTOGENE Biodatabank, the world’s largest real-world data repository for rare and neurodegenerative diseases. Analysis of this patient data enables precise diagnosis of disease, identification of new genetic variants, and potential de-risking of drug development.

The number of analyzed patient cases has grown by 13% to more than 850,000 patients as of December 31, 2023, compared to December 21, 2022, and the number of total unique variants has increased by 19% to over 850,000,000. This includes patients from over 120 countries, over 70% of whom are of non-European descent, underscoring the ethnic diversity of CENTOGENE’s knowledgebase.

“Our comprehensive genomic and multiomic analyses are key to fostering the richest data within the CENTOGENE Biodatabank. This not only fuels the further innovation of our diagnostic portfolio, but supports our pharmaceutical partners in fast-tracking the discovery, development, and commercialization of orphan drugs,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “Ultimately, our commitment is to deliver data-driven, life-changing answers to rare and neurodegenerative disease patients around the world, and the CENTOGENE Biodatabank is the cornerstone of this mission.”

Enabling Diagnostic Excellence

The CENTOGENE Biodatabank has enabled CENTOGENE to work alongside its active physician network of approximately 30,000 physicians to diagnose over 2,500 rare and neurodegenerative diseases across 120 countries. With the CENTOGENE Biodatabank serving as the backbone, the Company has the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using approximately 5,000 different tests. As of December 31, 2023, over 570,000 CentoCards®, CENTOGENE’s proprietary sample collection solution, are stored in the Company’s physical biobank, which enables retrospective analysis for research consented samples.

Driving Disease Understanding

Since 2006, CENTOGENE has generated data-driven insights from its Diagnostics segment. Leveraging these insights via in-house research, the Company has discovered unique links between rare and neurodegenerative diseases, like Parkinson’s disease and frontotemporal dementia. CENTOGENE’s R&D team has contributed to top tier studies, recently hitting a milestone of 300 peer-reviewed publications. As a result, patients affected by thousands of rare and neurodegenerative diseases have been diagnosed and gained access to available treatment options, while opening the potential to diagnose and treat countless others based on this research.

Accelerating Treatment Options

Leveraging the CENTOGENE Biodatabank at the core of the Company’s business, CENTOGENE had a total of 48 collaborations with 34 different pharmaceutical partners during 2023 – working together to accelerate diagnoses and de-risk drug discovery, development, and commercialization. Of these 48 collaborations, 12 were with new partners, including the Michael J. Fox Foundation and Chiesi, among others. Starting off Q1 2024, the Company has extended its relationships with existing biopharma partners, such as Takeda with their Lysosomal Storage Disorders (LSDs) diagnostic testing program, as well as formed collaborations with eight new partners, such as Alexion, AstraZeneca Rare Disease.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com